Exhibit 12.2

Comcast Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to

Combined Fixed Charges and Preferred Dividends

(in millions)	For the Nine Months Ended September 30, 2015
Computation of Earnings:(1)
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$10,356
Fixed charges	2,285
Distributed income of equity investees	139
Less: Capitalized interest	(17)
Less: Preference security dividend requirements of consolidated subsidiaries	(168)

Total Earnings	$12,595

Computation of Fixed charges:(1)
Interest expensed and capitalized	$1,986
Amortized premiums, discounts and capitalized expenses related to indebtedness	59
Less: preferred dividends in interest expense	(77)
Portion of rents representative of an interest factor	149
Preference security dividend requirements of consolidated subsidiaries	168

Total Fixed Charges	$2,285

Ratio of earnings to fixed charges(1)	5.51x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from (1) adding (a) pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges and (2) subtracting (i) interest capitalized, (ii) preference security dividend requirements of consolidated subsidiaries and (iii) the noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges is the sum of (w) interest expensed and capitalized, (x) amortized premiums, discounts and capitalized expenses related to indebtedness, (y) an estimate of the interest within rental expense and (z) preference security dividend requirements of our consolidated subsidiaries. Preferred security dividend is the amount of pretax earnings that is required to pay the dividends on outstanding preference securities. Interest associated with our uncertain tax positions is a component of income tax expense.